FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated April 5, 2006 (“Yahoo! and RIM Expand Global Relationship to Offer Yahoo! Services to BlackBerry Users")

News Release dated April 5, 2006 (“Entel PCS and RIM Introduce the EDGE-Enabled BlackBerry 8700g to Mobile Professionals in Chile")

News Release dated April 5, 2006 (“SouthernLINC Wireless Plans to Offer BlackBerry")

Page No 3 3 3

Document 1

April 5, 2006

FOR IMMEDIATE RELEASE

YAHOO! AND RIM EXPAND GLOBAL RELATIONSHIP TO OFFER YAHOO! SERVICES TO BLACKBERRY USERS

Sunnyvale, CA and Waterloo, ON — Yahoo!® Inc. (Nasdaq: YHOO), the most used mobile Internet brand,* and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a leader in wireless innovation, have expanded their strategic global alliance to bring Yahoo! services to BlackBerry® users around the world, including Yahoo! Go™ for Mobile, Yahoo! Search, Yahoo! Mail and Yahoo! Messenger.

“Our Yahoo! users want to access our services from all of their connected devices. Together with RIM, we can make it easy for the millions of BlackBerry users to have access to their favorite Yahoo! products and services while on the go,” said Marco Boerries, senior vice president, connected life, Yahoo!. “By combining Yahoo!‘s services, which are some of the most used mobile products in the US, with the truly compelling BlackBerry platform, we are giving consumers a powerful and fun mobile Internet experience.”

“We are pleased to expand our relationship with Yahoo! to provide BlackBerry customers with new and enhanced access to Yahoo! services around the world,” said Jim Balsillie, Chairman and co-CEO at Research In Motion. “Our collaboration with Yahoo! will deliver increasingly rich content and services, including enhanced support for Yahoo! Mail, to BlackBerry customers in over sixty countries.”

Yahoo! Go

Yahoo! and RIM are working together to introduce Yahoo! Go for Mobile to the BlackBerry platform. Yahoo! Go for Mobile will integrate a full range of Yahoo!‘s leading products into a single, comprehensive experience for BlackBerry users. With a single click on a Yahoo! Go for Mobile icon, BlackBerry users will have direct access to a full suite of Yahoo! services, including real-time access to Yahoo!‘s community, information and content services.

Yahoo! Mail

Yahoo! and RIM are supporting enhanced integration with Yahoo! Mail accounts for BlackBerry users worldwide. BlackBerry users will be able to experience real-time delivery of e-mail messages sent to their Yahoo! Mail accounts and enhanced wireless synchronization of sent and deleted items as well as read/unread message status, providing users with more flexibility to manage their email accounts while on the go. Future development plans will also allow Yahoo! users to wirelessly import, modify and synchronize their Yahoo! Address Book and Yahoo! Calendar entries using their BlackBerry devices.

Yahoo! Search

With Yahoo! Search on BlackBerry, users will be able to enjoy the convenience of direct, one-click access to Yahoo!‘s leading Search services through an icon located directly on the BlackBerry main screen.

— more —

Yahoo! Messenger

Yahoo! and RIM are also working together to expand the reach of Yahoo! Messenger to all BlackBerry users worldwide. Yahoo! Messenger allows consumers to access and manage their friends list, see which friends are online, send and receive instant messages, have multiple conversations at once, participate in online conferences and even send and view emoticons. Yahoo! Messenger on BlackBerry delivers a familiar interface and a premier instant messaging experience for mobile users.

Upcoming details on availability will be posted at www.blackberry.com or at http://mobile.yahoo.com/blackberry.

_________________

About Yahoo!

Yahoo! Inc. is a leading global internet brand and one of the most trafficked Internet destinations worldwide. Yahoo! seeks to provide online products and services essential to users’ lives, and offers a full range of tools and marketing solutions for businesses to connect with Internet users around the world. Yahoo! is headquartered in Sunnyvale, California.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

*According to M:Metrics, the mobile market authority, more people use Yahoo! Mobile services than any other mobile media brand.

Media Contacts:
Helena Maus
Yahoo!
408-349-7085
helena@yahoo-inc.com

Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Yahoo! and the Yahoo! logo are trademarks and/or registered trademarks of Yahoo! Inc. All other names are trademarks and/or registered trademarks of their respective owners.

Document 2

April 5, 2006

FOR IMMEDIATE RELEASE

ENTEL PCS AND RIM INTRODUCE THE EDGE-ENABLED BLACKBERRY 8700G TO MOBILE PROFESSIONALS IN CHILE

Waterloo, ON — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and Entel PCS today launched the BlackBerry® 8700g™ wireless handheld in Chile. Chileans are the first customers in South America to experience the re-engineered, faster BlackBerry 8700g on Entel’s high-speed EDGE network.

The BlackBerry 8700g features a bright, landscape QVGA (320 x 240) LCD screen that supports more than 65,000 colors and delivers exceptionally vivid graphics. The BlackBerry 8700g automatically adjusts both the LCD and keyboard lighting to optimal levels in outdoor, indoor and dark environments.     With a powerful Intel processor, 64 MB flash memory, 16 MB SDRAM and an optimized device platform, the BlackBerry 8700g offers faster web browsing, attachment viewing and application performance. In addition to leading wireless email and wireless data features, the quad-band BlackBerry 8700g incorporates premium phone features such as dedicated ‘send’ ‘end’ and ‘mute’ phone keys, smart dialing, conference calling, speed dial, call forwarding, speakerphone and Bluetooth® support for hands-free use with car kits and headsets.  For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

— more —

_________________

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

April 5, 2006

FOR IMMEDIATE RELEASE

SOUTHERNLINC WIRELESS PLANS TO OFFER BLACKBERRY

ATLANTA, GA, and WATERLOO, ON – SouthernLINC Wireless, a Southern Company (NYSE: SO), and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer BlackBerry® to customers in the Southeast.

“BlackBerry has become a must-have for anyone on-the-go, which is why we’re so pleased SouthernLINC Wireless’s relationship with RIM will enable us to offer this exciting technology to our more than 300,000 customers,” said Bob Dawson, president and CEO of SouthernLINC Wireless. “What’s more, it’s a tool that will appeal to every user segment SouthernLINC Wireless serves including public safety entities, businesses and consumers.”

SouthernLINC Wireless plans to offer the BlackBerry 7100i™, which provides subscribers with a stylish handset that smoothly integrates support for phone, e-mail, InstantLINCSM Mobile to Mobile, text messaging, organizer, Web browsing, and other third-party applications. Featuring Global Positioning System (GPS) capabilities, the BlackBerry 7100i device is also ideal for mobile professionals who need the instant-contact power of push-to-talk service, combined with the productivity benefits supported by GPS.

“BlackBerry continues to provide mobile professionals with the best converged mobile solution for voice and data applications,” said Mark Guibert, vice president corporate marketing at Research In Motion. “We are pleased to be working together to bring BlackBerry solutions to customers on the SouthernLINC Wireless iDEN® network.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft Exchange®, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to e-mail and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP e-mail accounts) from a single device.

_________________

About SouthernLINC Wireless

Celebrating its 10-year anniversary, SouthernLINC Wireless, a Southern Company (NYSE: SO), is an Atlanta-based regional wireless carrier covering the major metro and rural areas in Alabama, Georgia, southeastern Mississippi and northwest Florida. SouthernLINC Wireless bundles multiple communication options into one phone including InstantLINCSM Mobile to Mobile, cellular service, text messaging, wireless Internet access and wireless data. More information about SouthernLINC Wireless can be obtained by calling 1-800-818-LINC (5462) or visiting the SouthernLINC Wireless Web site at www.southernlinc.com.

— more —

About Southern Company

With more than 4 million customers and more than 40,000 megawatts of generating capacity, Atlanta-based Southern Company (NYSE: SO) is the premier super-regional energy company in the Southeast and a leading U.S. producer of electricity. Southern Company owns electric utilities in four states and a growing competitive generation company, as well as fiber optics and wireless communications. Southern Company brands are known for excellent customer service, high reliability and retail electric prices that are 15 percent below the national average. Southern Company has been ranked the nation’s top energy utility in the American Customer Satisfaction Index six years in a row. Southern Company has more than 500,000 shareholders, making its common stock one of the most widely held in the United States. Visit the Southern Company Web site at www.southerncompany.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Kyla Tilton
SouthernLINC Wireless
(678) 443-1525
katilton@southernco.com

John Moore
Edelman
(404) 262.3000
john.moore@edelman.com

Marisa Conway
Brodeur (for RIM)
(212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. SouthernLINC Wireless, InstantLINC and other members of the “LINC” family of marks are the exclusive properties, service marks and trademarks of Southern Communications Services, Inc. d/b/a SouthernLINC Wireless. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services. SouthernLINC Wireless assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	April 7, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller